Exhibit 99.1

Richmont Mines Reports Strong Results from the Island Gold Mine Expansion Case Preliminary Economic Assessment

TSX - NYSE: RIC

Positive First Step in a Multi-Phased Transformation of the Island Gold Mine;
Low Industry Cash Costs and Robust Cash Flow Stream

TORONTO, May 29, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation"), is pleased to announce positive results from an Expansion Case Preliminary Economic Assessment ("PEA") completed on the Island Gold Mine, located in northern Ontario, Canada. The study confirms the increase in underground mine and mill productivity to 1,100 tonnes per day will support strong production growth of 22% at low industry cash costs and a robust cash flow stream over the eight-year Phase 1 period, with low incremental capital of $28.2 (US$20.9) million required. The ramp-up to 1,100 tonnes per day is currently underway and the operation is anticipated to achieve the target run rate in the latter part of 2018. (All amounts are in Canadian dollars unless otherwise indicated).

"The strong outcome of the Expansion Case PEA represents a key milestone and the next step in our phased approach to unlock the full potential of the Island Gold Mine. With minimal capital we are positioning the mine as a low cost operation that is anticipated to generate strong cash flow streams after funding all project and sustaining capital." stated Renaud Adams, CEO. He continued, "It is important to consider that the PEA incorporates only 24% of the current inferred resources as of December 2016. All resources outside the main area of interest, below the 1,000 metre level and east of the PEA area, were excluded but will eventually be considered in a potential Phase 2 expansion as we continue to grow the resource inventory through our strategic drilling programs."

Island Gold Mine Expansion Case PEA Highlights

•	The operation is expected to produce an average of 125,000 gold ounces per year, excluding the 2017 and 2018 ramp-up period, or 115,000 ounces over the 8-year period considered in the PEA.
•	Low industry cost profile over the PEA period, including cash costs of approximately $650 (US$480) per ounce, All-in Sustaining Costs ("AISC") of approximately $835 (US$620) per ounce and All-in Costs ("AIC"), which includes all project and sustaining capital, of approximately $910 (US$675) per ounce.
•	Minimal incremental capital investment of $28.2 (US$20.9) million is estimated to support a productivity increase from 900 to 1,100 tonnes per day, which would contribute to a strong pre-tax cumulative net cash flow stream after all capital expenditures of $749 (US$555) million at a spot gold price of $1,700 (US$1,260) per ounce, or $615 (US$456) million at a downside case gold price of $1,550 (US$1,150) per ounce over the eight years considered by the PEA.
•	Additional opportunities remain for further expansion scenarios and mine life extension as the PEA only incorporates approximately 24% of the current total inferred resources (as at Dec. 31, 2016), which excludes more than 750,000 inferred resource ounces and does not take into consideration the most recent drilling success laterally to the east and at depth below the 1,000 metre level.

Expansion Case PEA Summary (1,100 tpd)
Tonnes Milled (Mt)	3.1
Head Grade (g/t)	9.68
Mine plan (years)	8
Daily mine and mill production (tpd) (excl. 2017-2018 ramp-up)	1,100
Gold recovery (%)	96.5
Total Production (Koz)	926
Avg. annual gold production (Koz)	115
Avg. annual gold production (excl. 2017-2018 ramp-up) (Koz)	125

Expansion Case PEA Summary (1,100 tpd)
(CAD:US exchange rate of 1.35:1)	CAD$ Gold Price		US$ Gold Price
	Spot Gold $1,700/oz	Downside Case $1,550/oz	Spot Gold US$1,260/oz	Downside Case US$1,150/oz
Average operating unit cost ($/t)(1,4)	191	189	141	140
Cash Costs ($/oz)(1,2,4)	652	646	483	479
AISC ($/oz)(1,2,4)	837	832	620	616
Sustaining capital ($M)	168	168	124	124
Project capital ($M)(3)	68	68	50	50
AIC ($/oz)(1,2,3,4)	910	906	674	671
Cumulative Net Cash Flow ($M)(5,6)	749	615	555	456
Pre-tax NPV5%(6)	580	473	430	350
After-tax NPV5%(6)	452	379	335	281
(1) The Expansion Case PEA assumes a gold price of $1,700 (US$1,260) and $1,550 (US$1,150) per ounce and an CAD:US exchange rate of 1.35
(2) Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Q1 2017 MD&A.
(3) Project capital includes incremental expansion capital of $28.2 million and accelerated mine development/infrastructure capital of $40 million.
(4) Including royalties.
(5) Net cash flow is pre-tax cash flow after all operating costs, project and sustaining capital.
(6) All calculations assume the Dec. 31, 2016 cut-off grade and do not incorporate any adjustments related to different gold price assumptions.

Pre-Tax Net Cash Flow Sensitivity Table

The table below provides the estimated impact on pre-tax net cash flow at various gold prices and currency exchange rates, which demonstrate that the PEA mine plan generates positive pre-tax net cash flow even at a gold price of US$1,000 per ounce and a Canadian to U.S. currency exchange rate at parity.

Pre-tax Net Cash Flow(1)(2) (CAD$M) Sensitivity
US$ Gold Price
CAD:US		1,000	1,100	1,200	1,300	1,400
	1.00	123	212	302	391	481
	1.10	212	311	409	507	606
	1.20	302	409	516	623	731
	1.30	391	507	623	740	856
	1.35	436	556	677	798	918
	1.40	481	606	731	856	981
	1.45	525	655	784	914	1,043
(1) Net cash flow is pre-tax cash flow after all operating costs, project and sustaining capital.
(2) All calculations assume the Dec. 31, 2016 cut-off grade and do not incorporate any adjustments related to different gold price assumptions.

"The PEA represents only the first step in a disciplined multi-phased strategy that will continue to build on our successful track record of growing production and reducing costs as we execute on our vision to position the Island Gold Mine as a world class, low-cost gold producer with additional production growth over a minimum mine life in excess of 10 years." stated Renaud Adams. He continued, "In the near term, there are additional opportunities to increase productivity and improve our cost structure that were not considered in the PEA, which could provide further upside beyond the strong PEA results. The success of our strategic exploration programs will continue to be a high priority as we continue to transform Island Gold into a multi-million ounce district."

TECHNICAL HIGHLIGHTS (click here for the technical and financial portion of the corresponding PEA presentation)

The PEA was developed through the combined efforts of the Corporation's internal technical team and the independent consultant, Soutex Inc. The independent consultant, InnovExplo Inc., provided input to the internal technical team during the preliminary stages of the study relating to the mine design. The internal technical team developed the detailed mine plan, costs and schedules, and completed the December 2016 Resource modeling and Reserve and Resource estimates. Soutex Inc., with the collaboration of WSP Global Inc. provided mill upgrade, expansion designs and estimated costs.

The objective of the PEA was to consider the most cost and capital effective strategy to mine the portion of the mineral resources that is located within the main area of interest over four mining horizons, to a maximum depth of 1,000 metres below surface, using the current mine infrastructure. Management remains focused on transforming the high-grade Island Gold Mine into one of the lowest cost underground gold producers located in low-risk jurisdictions in the Americas.

Reserves and Resources (December 31, 2016)
Current Mineral Reserves and Resources as of December 31, 20161 for the Island Gold Mine include:

•	Proven and Probable Reserves of 752k ounces (2.6MT at an average grade of 9.17 g/t).
•	Measured and Indicated Resources of 91k ounces (0.5MT at an average grade of 5.94 g/t).
•	Inferred Resources of 996k ounces (3.0MT at an average grade of 10.18 g/t).

Mineral Resources presented are exclusive of Mineral Reserves.

Total Mineral Resources included in the PEA:

•	All Dec. 31, 2016 Reserves (incl. Upper Mine) were used in the PEA. For the purpose of this PEA all Mineral Reserves included in the mine plan were considered at the Measured and Indicated Resource level.
•	All Dec. 31, 2016 Measured & Indicated Resources were included in the PEA.
•	Only the Dec. 31, 2016 Inferred Resources within the main continuous structure at depth between the 450 metre and 1,000 metre levels were incorporated in the PEA, primarily located in the fourth mining horizon. Only approximately 24% of the total Dec. 31, 2016 Inferred Resources were incorporated in the PEA.
•	Total undiluted resources used in the PEA:
•	Measured and Indicated Resources of 879k ounces (2.6MT at an average grade of 10.65 g/t).
•	Inferred Resources of 238k ounces (0.5MT at an average grade of 14.95 g/t).
•	The Dec. 31, 2016 mining dilution, mining recovery and cut-off grade criteria were used to estimate a total 3.1MT at 9.68 g/t gold diluted material used in the PEA mine plan for a total of 964k gold ounces.

Underground Mining

The PEA primarily considers long-hole mining over four mining horizons, down to a maximum depth of 1,000 metres using the current dual ramp system. Alimak mining is also considered in the study for the small isolated western reserve block. The Corporation is currently advancing the development of the dual ramp system, which will support multi-stope mining beginning in 2018. As of the end of the first quarter of 2017, the main ramp has reached a level of 860 vertical metres. Mineral Resources have been developed and exposed down to the 800 metre level and long-hole mining is currently ongoing in the first and second horizons down to the 740 metre level and in the upper part of the third horizon. The PEA considers the use of the dual ramp system over the 8-year period with no additional infrastructure required.

In late 2014, the Corporation launched an accelerated underground development strategy with the objective of supporting increased mining rates at the lower levels of the mine (down to a maximum depth of 1,000 metres) without need of additional infrastructure. During 2015 and 2016, the ratio of waste to ore mined was maintained at approximately 1:1 in order to advance the dual ramp system prior to the launch of stope mining activities, thereby minimizing the total tonnes (ore and waste) needed to be mined in the future. The PEA indicates that all waste development will be completed in early 2021, resulting in a very low average waste to ore ratio of 0.33 going forward over the eight-year period considered by the PEA, which will largely de-risk the 1,100 tonnes per day mining rate in the lower horizons of the mine. Higher capacity trucks will be phased in as mining activities transition to the lower areas of the mine, which will also add to productivity enhancement while optimizing the unit cost structure at depth.

[1] For more information about the current Reserve and Resource estimate, please refer to the press release dated January 31, 2017 available at www.richmont-mines.com.

Mill Upgrade

A conceptual study prepared by Soutex Inc. in collaboration with WSP Global Inc. was considered for the PEA, which supports an increased mill capacity to a minimum 1,200 tonnes per day. The additional capacity requires an incremental investment of only $15.7 million. The mill is currently operating above the base case 900 tonnes per day (926 in Q1, 2017) and is expected to ramp-up to an average 1,100 tonnes per day in the latter part of 2018. The mill expansion relates primarily to upgrading the grinding circuit with an additional ball mill, which is currently being sourced. Basic engineering is ongoing with detailed engineering expected to begin in June.

PEA COST HIGHLIGHTS

Operating Costs	$	US$
Mining costs ($/t)	129	95
Milling Costs ($/t)	28	21
General & Administrative ($/t)	16	12
Total operating unit costs per tonne milled ($/t)	173	128

The Corporation has been operating the Island Gold Mine since 2007 and the PEA has utilized currently realized cost data including mining, milling, site G&A and royalties, as well as underground development and infrastructure capital costs.

Mining unit costs are expected to decline over the life of mine as the higher cost development in ore is completed in early 2022, partially offset as mining transitions at depth to the fourth mining horizon as well as higher costs associated with Alimak mining. Mining unit costs will average $129 (US$95) per tonne over the 8 years considered in the PEA.

Milling unit costs are expected to decline by up to 8% to $28 (US$21) per tonne once the mill achieves the 1,100 tonne per day run-rate in the latter part of 2018.

G&A costs are expected to benefit from the economies of scale beginning in 2019 and will average $16 per tonne.

Total Capital Investment	$	US$
Sustaining Capital ($M)	168	124
Project Capital ($M)	68	50
Incremental Expansion Capital ($M)	28	20
Accelerated Development/Infrastructure ($M)	40	30
Total Capital ($M)	236	174

The PEA considers sustaining capital requirements of $168 (US$124) million over the eight-year PEA period, which remains elevated in the first four years as the operation advances underground ramp development, lateral development for Alimak mining, surface infrastructure, upgrades to higher capacity mobile equipment and an increase in tailings capacity. Sustaining capital will decrease to normalized levels beginning in 2021. Annual sustaining capital is expected to average $21 (US$16) million over the PEA period.

The project capital requirements of $68 (US$51) million are comprised of accelerated underground ramp development ($29 million) to support multi-stope mining as well as infrastructure ($11 million), both of which would have been advanced on a sustaining basis under a 900 tonne per day scenario. Project capital also includes incremental expansion capital ($28 million) to support the increase in productivity to 1,100 tonnes per day. Project capital will be completed in 2018 at which point the operation will return to sustaining capital levels.

Incremental Expansion Capital	$	US$
Total Incremental Capital ($M)	28.2	20.9
Mill Expansion ($M)	15.7	11.6
Mobile Equipment ($M)	7.3	5.4
Infrastructure ($M)	5.2	3.9

Permitting

In December 2016 the Corporation received all required Amendments of both Air and Wastewater Environmental Compliance Approvals ("ECAs") from the Ontario Ministry of Environment and Climate Change for the Island Gold Mine located in northern Ontario. These Amendments support a potential ore mining and processing rate increase to an average of 1,100 tonnes per day as contemplated in the Expansion Case PEA. The Amended ECAs allow processing of up to 401,500 tonnes of ore per year (1,100 tonnes per day), with flexibility for up to a maximum of 38,480 tonnes per month.

Royalty and Taxes

Royalty payments will incrementally increase as mining activities transition to lower levels of the mine and average approximately 3.5% over the life of mine.

The PEA indicates taxes payable will gradually increase over the life of mine and Island Gold will become fully taxable beginning in 2021.  The effective tax rate over the mine life covered in the PEA is expected to average 22%.

Future Upside Opportunities:

There are additional opportunities that could positively impact operational and cost performance that were not incorporated in the PEA, including the implementation of ongoing operational efficiency strategies and cost reduction initiatives, as well as the optimization of supply chain management systems, all of which could drive additional cost reductions. The PEA also does not consider any exploration success that could positively impact the mine plan, including the delineation of additional resource ounces, primarily from the lateral eastern corridor. The PEA does not consider the potential conversion of the 750,000 inferred resources that were not included in the study.

The Corporation will continue to evaluate a potential Phase 2 growth scenario with the objective of positioning the Island Gold Mine as a low cost producer with an annual production profile of between 150,000 and 200,000 ounces, over a mine life of more than 10 years. The Phase 2 strategy is contingent upon the success of our drilling programs to grow our resource inventory beyond two million gold ounces, net of depletion. With more than 450,000 ounces of new resources discovered in 2016 at a low cost of $35 per ounce, the Corporation is confident that the exploration potential of Island Gold will continue to be unlocked over the years to come.

Technical Disclosure & Qualified Persons

The production and cost estimates contained in this report are partly based on Inferred Resources and are therefore preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic parameters applied to them, or to be categorized as Mineral Reserves. There is no certainty that the conversion of Mineral Resources to Mineral Reserves or the production and cost forecasts on which this PEA is based, will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Qualified Persons

The PEA was developed through the combined efforts of the Corporation's Internal Technical Team and an independent consultant, Soutex Inc.

The Corporation will file a NI43-101 Technical Report within 45 days.

All work for the PEA was performed under the direct supervision of Daniel Adam, P.Geo., Ph.D, Vice President, Exploration and Leon LeBlanc, P. Eng., Chief Engineer of the Island Gold Mine; both are employees of Richmont. Both are members of a professional association and are qualified persons as defined by NI 43-101 requirements and have reviewed the technical information included in this press release.

Information relating to the mill upgrade, expansion designs and estimated costs was prepared under the supervision of Mathieu Bélisle, P. Eng. Mr. Bélisle, a senior metallurgist with Soutex Inc., and a qualified and independent person as defined in NI 43-101. He has reviewed and approved the technical contents of this press release pertaining to the mill facility.

The Expansion Case PEA will be filed on Richmont's SEDAR profile at www.sedar.com within 45 days.

Conference Call and Webcast

The Corporation will host a webcast technical session on Monday, May 29 starting at 1:00 p.m. Eastern Time, also accessible via conference call. Senior management will be on the call to discuss the study results.

Webcast access:

To access the webcast and technical presentation slides directly, please follow this link:
https://event.on24.com/wcc/r/1431128/2F7F8C08FDECB050D4E6128D4A9F3F4E

Telephone access:

•	Toll free (Canada & U.S.): 1-888-390-0546
•	Toronto local & International: 1-416-764-8688

A telephone replay will be available for 90 days by dialing 1-416-764-8677 (Toronto local and international) or 1-888-390-0541 (toll free in Canada and U.S.), using pass code 821941#. The webcast and presentation slides will also be archived for 90 days on the Corporation's website at www.richmont-mines.com.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include the ability to ramp up productivity to 1,100 tonnes per day in a timely manner, the ability to achieve the enhanced production levels expected, the ability to realize further expansion scenarios, any increases in capital and development/infrastructure costs changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC. The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") adopted by the Canadian Securities Administrators differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC").

U.S. Investors are urged to consider the disclosure in our annual report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

National Instrument 43-101
The scientific or technical information in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, and Leon LeBlanc, P. Eng., Chief Engineer, both employees of Richmont Mines Inc., who are qualified persons as defined by NI 43-101.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/May2017/29/c1241.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 29-MAY-17